12/18/2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

16004213

Received SEC
FEB 29 2016
Washington, DC 20549

February 29, 2016

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 2-29-16

Margaret M. Madden
Pfizer Inc.
margaret.m.madden@pfizer.com

Re: Pfizer Inc.
Incoming letter dated December 18, 2015

Dear Ms. Madden:

This is in response to your letters dated December 18, 2015 and January 7, 2016 concerning the shareholder proposal submitted to Pfizer by Dennis Breuel. We also received letters from the proponent on December 21, 2015 and January 11, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Dennis Breuel
FISMA & OMB Memorandum M-07-16

February 29, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Pfizer Inc.
Incoming letter dated December 18, 2015

The proposal provides that any taxable event for the shareholders shall be an event for the management and the board of directors.

We are unable to conclude that Pfizer has met its burden of establishing that it may exclude the proposal under rule 14a-8(i)(3). Based on the arguments you have presented, we are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Pfizer may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Pfizer may exclude the proposal under rule 14a-8(i)(6). In our view, the company does not lack the power or authority to implement the proposal. Accordingly, we do not believe that Pfizer may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Pfizer may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Pfizer may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Justin A. Kisner
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

1/11/2015

US Securities and Exchange Commission

Division of Corporation Finance

Office of Chief Counsel

100 F Street N.E

Washington DC 20549

RE: Shareholder Proposal-Pfizer Inc

Dear Sir:

I am in possession of the request for no Action on Shareholder proposal. The company states that I have several ambiguities in my proposal. One being that the Alergan-Pfizer merger is not an inversion and that having no basis for the shareholder proposal. Normal mergers are not taxable. If this merger was not taxable the proposal would not be needed.. The management has proposed a merger that they do not understand the consequences.

The management has been made a timely effort to dismiss the proposal based on clarity. If the proposal is rejected, could you please request from the company a copy of the management proposals to determine if each word and phrase is clear and understandable to the average shareholder. (Any deficiencies in the management proposals must be eliminated under Rule 14a-8(i)(3). The clarity would extend to any schedules provided to the shareholders.

Also, If possible

I would like a preliminary copy of the management proposals so I can evaluate it before going to the shareholders at the annual meeting.

Please send correspondence to Dennis Breuel, ***FISMA & OMB Memorandum M-07-16***
or ***FISMA & OMB Memorandum M-07-16***

Sincerely

Dennis Breuel

Margaret M. Madden
Vice President and Corporate Secretary
Chief Governance Counsel

Pfizer Inc. – Legal Division
235 East 42nd Street, New York, NY 10017
Tel 212 733 3451 Fax 646 563 9681
margaret.m.madden@pfizer.com

BY EMAIL (shareholderproposals@sec.gov)

January 7, 2016

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Pfizer Inc. – 2016 Annual Meeting
Supplement to Letter dated December 18, 2015
Relating to Shareholder Proposal of
Dennis Breuel

Ladies and Gentlemen:

We refer to our letter dated December 18, 2015 (the "No-Action Request"), pursuant to which we requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with Pfizer's view that the shareholder proposal and supporting statement (the "Proposal") submitted by Dennis Breuel (the "Proponent") may properly be omitted from the proxy materials to be distributed by Pfizer in connection with its 2016 annual meeting of stockholders (the "2016 proxy materials").

This letter is in response to the letter to the Staff, dated December 21, 2015, submitted by the Proponent (the "Proponent's Letter"), and supplements the No-Action Request. In accordance with Rule 14a-8(j), a copy of this letter also is being sent to the Proponent.

I. The Substance of the Proposal Continues to Be Vague and Indefinite.

Despite its efforts to add clarity, the Proponent's Letter fails to remedy the ambiguities contained in the Proposal. The Proponent's Letter indicates that "[t]he Al[l]ergan-Pfizer merger is an inversion," and that "based on the mergers with Medtronics and Perrigo, it creates a taxable event." The Proponent's Letter also indicates that "materials sent to the shareholders do not state any benefit that they would pay for taxes in the event of a merger or inversion" and "[t]he company should provide such notice to the shareholders and the Staff." Even if the foregoing statements shed some light on the Proponent's requests, which is highly questionable, such statements would be of no help to shareholders seeking to determine with reasonable certainty exactly what actions or measures the Proposal requires, as the statements are made outside of the four corners of the Proposal.

The Staff has consistently permitted exclusion of proposals that require stockholders and the company to look outside of the four corners of the proposal to determine its meaning. *See, e.g., Sprint Nextel Corp.* (Mar. 7, 2012) (permitting exclusion of a proposal requesting that the board amend the company's bylaws and specific governing documents "to allow shareholders to make board nominations" under the procedures set forth in the proposal and that the proxy materials include the director nominees of shareholders who satisfy the "SEC Rule 14a-8(b) eligibility requirements" where the proposal "d[id] not describe the specific eligibility requirements"); *Exxon Mobil Corp.* (Mar. 21, 2011) (permitting exclusion of a proposal requesting that the board oversee the publication of a report on the community and environmental impact of its logistics decisions, using guidelines from the Global Reporting Initiative, where the proposal "d[id] not sufficiently explain" the "guidelines from the Global Reporting Initiative"); *Schering-Plough Corp.* (Mar. 7, 2008) (permitting exclusion of a proposal requesting that the board adopt a bylaw to provide for an independent lead director, using the standard of independence set by the Council of Institutional Investors, where the proposal failed to describe the substantive provisions of the relevant standard in the proposal or supporting statement); *Puget Energy, Inc.* (Mar. 7, 2002) (permitting exclusion of a proposal requesting that the board "take the necessary steps to implement a policy of improved corporate governance" where "improved corporate governance" was not defined within the proposal, and the supporting statement referenced an article listing standards for improved corporate governance).

Accordingly, notwithstanding the efforts made in the Proponent's Letter, Pfizer requests that the Staff concur in its view that the Proposal is vague and ambiguous and is therefore excludable under Rule 14a-8(i)(3).

II. The Proponent Should Not Be Permitted An Opportunity to Revise the Proposal.

The Proponent seeks to revise the Proposal in an effort to remedy the Proposal's substantive deficiency under Rule 14a-8(i)(3) by, among other things, adding the following language to the Proposal:

- "Pfizer will not pay the taxes in the merger of Al[l]ergan-Pfizer for management or the Board of Directors."
- "The merger will probably be an inversion ..."
- "An inversion occurs when one company buys another company in a domicile, other than the US. Taxes are due on the difference in cost basis when old shares are sold and new shares are replaced."

However, the deadline for submitting revised proposals occurred on November 13, 2015, the same date shareholder proposals were due to be submitted to Pfizer. *See* Staff Legal Bulletin No. 14F (October 18, 2011). Further, while Pfizer recognizes that the Staff will, in limited circumstances, permit proponents to revise a proposal to correct problems that are "minor in nature and do not alter the substance of the proposal," *see* Staff Legal Bulletin No. 14 (July 13, 2001), Pfizer believes that the Proponent should not be afforded an opportunity to revise the Proposal. In SLB 14B, the Staff explained that the justification underlying this approach is to "deal with proposals that comply generally with the substantive requirements" of Rule 14a-8, but "contain some minor defects that could be corrected easily." The substantive defects in the Proposal under Rule 14a-8(i)(3) are not minor in nature, and the attempted revisions would, in fact, alter the substance of the Proposal. For example, while the resolution in the Proposal focuses on "any taxable event for the shareholders," the revisions in the Proponent's Letter focus on a specific event – "the merger of Al[l]ergan-Pfizer." Neither the resolution nor the supporting statement in the Proposal made reference to this specific merger. In addition to adding descriptions and details regarding the types of events the Proponent now seeks to cover, the attempted revisions also would remove certain requirements, including that "the deal [be] good for the company." Far from addressing "minor defects that could be corrected easily," the revisions to the Proposal request that Pfizer engage in an entirely different set of actions than those requested in the Proposal. Accordingly, Pfizer requests that the Staff not permit the Proponent an opportunity to revise the Proposal.

III. Conclusion

For the reasons stated above and in the No-Action Request, we respectfully request that the Staff concur that it will take no action if Pfizer excludes the Proposal from its 2016 proxy materials. Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of Pfizer's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact me at (212) 733-3451 or Marc S. Gerber of Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7233.

Very truly yours,

Margaret M. Madden

Margaret M. Madden

cc: Dennis Breuel

December 21, 2015

US Securities and Exchange Commission

Division of corporate Finance

Office of Chief Counsel

100 F street N.E

Washington D.C 20549

Re: Response to Pfizer comments on shareholder proposal

CC :Pfizer Inc

Dear Sir:

A request for omission to the shareholder proposal was made by Pfizer legal counsel Margaret Madden. The comments provide several statements that question the legal ability of the person. The Alergan-Pfizer merger is an inversion. Based on the mergers with Medtronics and Perrigo, it creates a taxable event. The taxes occur because you sell your old shares and get new shares and recognize the gain or loss. The shareholder proposal simple requires that the company does not pay the taxes for management or the Board of Directors when the taxable event occurs. If the shareholder must pay taxes for the taxable event, the management and Board of Directors must also. If the merger does not occur, there will not be a taxable event. Since a merger agreement has been signed, the probability increases.

The first item of misstatement states that "the proposal would be impractical or would cause the company to breach its contractual obligations". The materials sent to the shareholders do not state any benefit that they would pay for taxes in the event of a merger or inversion. The company should provide such notice to the shareholders and the Staff. The proposal would not be impractical because the proposal would require the company to do nothing and let the management and Board of Directors pay their own taxes, like the shareholders.

The second item is the fact that the proposal is vague. The proposal represents one event. The understanding of a merger should be understandable to management , shareholders and the Board of Directors. If they do not, maybe the governing by the Board of Directors should be questioned.

The third item states that the proposal represents "deals with the matter related to the company's ordinary business operations." The merger or inversion is not a matter related to the companies ordinary business operation. In general, it requires investment advisors which means it is beyond the Board of Directors. The proposal simple states that if the merger and inversion occurs, the company does nothing to pay any taxes due by management or the Board of Directors. (I do not think the definition of management or Board of Directors should be explained.)

I have refined my proposal to below:

Pfizer Inc

235 East 42nd St

New York,NY 10017

RE: Merger and Acquistions-Revision to correspondence from Pfizer 11/2015

Dear Sir:

I am a shareholders who owns 3000 shares in a brokerage and individual account. I recently read that you signed a merger with an Irish company that is an inversion. If an inversion or merger does occur, I wish to submit the following shareholder proposal:

Be it resolved at the annual meeting that Pfizer will not pay the taxes in the merger of Alergan-Pfizer for management or the Board of Directors. The merger will probably be an inversion and taxable event for the shareholders . The same event should be for the management and the Board of Directors.

Reason

In other companies, the Board of Directors had the company pay the taxes on an inversion. An inversion occurs when one company buys another company in a domicile, other than the US. Taxes are due on the difference in cost basis when old shares are sold and new shares are replaced. Alll shareholders should pay to the government for the tax cost, including management and the Board of Directors.

I have the required equity value and I will hold the shares till the annual meeting and later.

Please send correspondence to:

Dennis Breuel

FISMA & OMB Memorandum M-07-16

Sincerely

Dennis Breuel

Shareholder

Margaret M. Madden
Vice President and Corporate Secretary
Chief Governance Counsel

Pfizer Inc. – Legal Division
235 East 42nd Street, New York, NY 10017
Tel 212 733 3451 Fax 646 563 9681
margaret.m.madden@pfizer.com

BY EMAIL (shareholderproposals@sec.gov)

December 18, 2015

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Pfizer Inc. – 2016 Annual Meeting
Omission of Shareholder Proposal of Dennis Breuel

Ladies and Gentlemen:

We are writing pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") concur with our view that, for the reasons stated below, Pfizer Inc., a Delaware corporation ("Pfizer"), may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by Dennis Breuel (the "Proponent") from the proxy materials to be distributed by Pfizer in connection with its 2016 annual meeting of shareholders (the "2016 proxy materials"). In this regard, it is assumed for purposes of this letter only that the Proponent has requested that the Proposal be included in the 2016 proxy materials.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of Pfizer's intent to omit the Proposal from the 2016 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.

I. The Proposal

The relevant portion of the Proponent's submission, including the Proposal, is copied below:

> . . . If an inversion or merger does occur, I wish to submit the following shareholder proposal:
>
> Be it resolved at the annual meeting that any taxable event for the shareholders shall be an event for the management and the Board of Directors.
>
> Reason
>
> In other companies, the Board of Directors had the company pay the taxes on an inversion. If the deal was good for the company, all shareholders should share in the tax cost, including management and the Board of Directors.

II. Bases for Exclusion

We hereby respectfully request that the Staff concur in Pfizer's view that it may exclude the Proposal from the 2016 proxy materials pursuant to:

- Rule 14a-8(i)(6) because Pfizer lacks the power or authority to implement the Proposal;
- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be materially false and misleading; and
- Rule 14a-8(i)(7) because the Proposal deals with matters relating to Pfizer's ordinary business operations.

III. Background

Pfizer received the Proposal by mail on November 5, 2015. On November 11, 2015, Pfizer sent a letter to the Proponent (the "Deficiency Letter") requesting a written statement from the Proponent that he intends to continue to hold the requisite amount of shares of Pfizer common stock through the date of the 2016 annual meeting of shareholders in accordance with Rule 14a-8(b), which was delivered on November 19, 2015. On December 9, 2015, Pfizer received a letter from the Proponent providing the written statement requested by Pfizer (the "Proponent's December Letter"). Copies of the Proposal, the Deficiency Letter and the Proponent's December Letter are attached hereto as Exhibit A.

IV. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(6) Because Pfizer Lacks the Power or Authority to Implement the Proposal.

Under Rule 14a-8(i)(6), a shareholder proposal may be excluded from a company's proxy materials if the company would lack the power or authority to implement the proposal.

The Staff has permitted companies to exclude shareholder proposals under Rule 14a-8(i)(6) when the proposal requests that a company control the actions of unrelated third parties or when implementation of the proposal would be impracticable or would cause a company to breach its contractual obligations. For example, in *Mattel Inc.* (Mar. 21, 2001), the Staff permitted exclusion of a proposal recommending that all of the company's directors serving on key board committees satisfy specific criteria where the company argued that a Delaware corporation's election of directors is the exclusive province of shareholders under state law. In permitting exclusion under Rule 14a-8(i)(6), the Staff noted that it was "beyond the power of the board of directors to implement" the proposal and that it did "not appear to be within the board's power to ensure the election of individuals as director who meet specified criteria." *See also AT&T Inc.* (Feb. 9, 2012) (permitting exclusion of a proposal requesting that "within 6 months of the 2011 annual meeting" the company's board adopt and issue a report on public policy principles on climate change where it did not appear to be within the power of the board to ensure that the proposal would be implemented "within six months"); *The Goldman Sachs Group, Inc.* (Mar. 25, 2010) (permitting exclusion of a proposal requesting that the board adopt a policy prohibiting current or future CEOs from serving on the compensation committee where the board did not appear to have the power to ensure that each member of the committee would meet the requested criteria at all times and the proposal did not provide a cure mechanism); *Beckman Coulter, Inc.* (Dec. 23, 2008) (permitting exclusion of a proposal requesting that the company implement a set of executive compensation reforms at Bank of New York Mellon where the company had no power or authority to implement reforms at such company); *eBay Inc.* (Mar. 26, 2008) (permitting exclusion of a proposal requesting that the board adopt a policy prohibiting the sale of dogs and cats on eBay's affiliated Chinese website where eBay did not have operating control over the joint venture that owned the affiliated Chinese website).

If the Proposal's resolution should be interpreted to mean that any event resulting in taxes being owed by shareholders should result in Pfizer's management and board of directors also owing taxes, Pfizer would lack the power or authority to implement the Proposal. Pfizer has no authority to obligate its management or members of its board of directors, in either their official or individual capacity, to pay taxes on the basis that the shareholders of Pfizer owe taxes. Pfizer also has no independent authority to impose taxes on, or levy taxes from, its management or on members of its board of directors. In any event, as it relates to federal taxes, the Internal Revenue Code and federal tax regulations will dictate whether something is a taxable event for any person, including members of the management and the board of directors, and Pfizer lacks the power or authority to make "an event" a "taxable event" if the Internal Revenue Code or federal tax regulations do not do so. Accordingly, as in the precedent described above, Pfizer believes that the Proposal may be excluded from its 2016 proxy materials pursuant to Rule 14a-8(i)(6).

V. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(3) Because It Is Impermissibly Vague and Indefinite so as to be Materially False and Misleading in Violation of Rule 14a-9.

Under Rule 14a-8(i)(3), a shareholder proposal may be excluded from a company's proxy materials if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in a company's proxy materials. The Staff has recognized that a proposal may be excluded pursuant to Rule 14a-8(i)(3) if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004). The Staff also has noted that a proposal is excludable as vague and indefinite where it is subject to multiple interpretations such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *See Fuqua Industries, Inc.* (Mar. 12, 1991).

The Staff has permitted companies to exclude shareholder proposals under Rule 14a-8(i)(3) as vague and indefinite where the proposal fails to sufficiently define or explain key terms or phrases. *See AT&T Inc.* (Feb. 21, 2014) (permitting exclusion of a proposal requesting that the company's board of directors review the company's policies and procedures relating to the "directors' moral, ethical and legal fiduciary duties and opportunities" to ensure the protection of privacy rights, where the proposal did not describe or define the meaning of "moral, ethical and legal fiduciary"); *Moody's Corp.* (Feb. 10, 2014) (permitting exclusion of a proposal requesting that the company's board of directors report on its assessment of the feasibility and relevance of incorporating ESG risk assessments into all of the company's credit rating methodologies, where the proposal did not define "ESG risk assessments"); *General Dynamics Corp.* (Jan. 10, 2013) (permitting exclusion of a proposal requesting a policy that, in the event of a change of control, there would be no acceleration in the vesting of future equity pay to senior executives, provided that any unvested award may vest on a pro rata basis, where it was unclear how to apply the "pro rata" vesting provision); *The Boeing Co.* (Jan. 28, 2011, *recon. granted* Mar. 2, 2011) (permitting exclusion of a proposal requesting that senior executives relinquish preexisting "executive pay rights," where the proposal did not sufficiently explain the meaning of "executive pay rights"); *JPMorgan Chase & Co.* (Mar. 5, 2010, *recon. denied* Mar. 26, 2010) (permitting exclusion of a proposal requesting a report on political contributions and payments used for grassroots lobbying communications because the "proposal d[id] not sufficiently explain the meaning of 'grassroots lobbying communications'"); *General Motors Corp.* (Mar. 26, 2009) (permitting exclusion of a proposal to "eliminate all incentives for the CEOS and the Board of Directors," where the proposal did not define "incentives"); *Puget Energy, Inc.* (Mar. 7, 2002) (permitting exclusion of a proposal requesting the company's board of directors to "take the necessary steps to implement a policy of 'improved corporate governance'" where "improved corporate governance" was not defined or explained).

As in the precedent described above, the Proponent's submission, including the Proposal, is riddled with undefined and unexplained key terms and phrases. As a threshold matter, the circumstances under which the Proponent seeks to have the resolution presented to shareholders are ambiguous. The Proponent's submission indicates that he wishes to submit the Proposal "[i]f an inversion or merger" occurs. Given the Proposal's apparent concern with a "taxable event for shareholders," it is possible that only an inversion or merger resulting in a taxable event for shareholders would require Pfizer to submit the Proposal to a shareholder vote, yet it also is possible that the Proponent believes that the Proposal should be submitted to a shareholder vote upon any inversion or merger, including one that does not result in a taxable event to shareholders. Thus, it is entirely unclear as to whether and when the Proposal should be presented to Pfizer's shareholders.

In addition, the Proposal itself contains undefined and unexplained key terms and phrases. In particular, the Proposal requests that "any taxable event for the shareholders shall be an event for the management and the Board of Directors." However, the Proposal does not provide any guidance with respect to the term "taxable event." Such term could refer to a taxable event as determined by the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), or could refer to a taxable event determined under state or municipal tax law or some other authority. It also is unclear whether a taxable event to shareholders could include taxable events that have no relation to Pfizer, as well as whether the Proposal's request is confined to taxable events related to an inversion or merger or if any conceivable taxable event is covered.

Further, the Proposal requests that "any taxable event for the shareholders shall be *an event* for the management and the Board of Directors." (Emphasis added.) However, it is entirely unclear what "event" for management and the Board of Directors is contemplated by the Proposal. The Proposal may seek a taxable event for Pfizer management and its board of directors, but the Proposal also may be calling for some other unknown event or consequence. Similarly, the Proposal fails to explain whether the phrase "management and the Board of Directors" refers to members of management and the board of directors in their official capacity or in some other capacity, including as individuals or as shareholders.

The failure of the Proponent's submission, including the Proposal, to provide adequate definition or explanation of the key terms and phrases referenced above not only requires Pfizer to interpret the conditions upon which the Proposal should be submitted to a shareholder vote but also subjects the Proposal to vastly differing interpretations. As a result, neither the shareholders voting on the Proposal, nor Pfizer in implementing the Proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. Thus, any action taken by Pfizer upon implementation of the Proposal could be significantly different from the actions envisioned by shareholders voting on the Proposal. Accordingly, Pfizer believes that the Proposal is impermissibly vague and indefinite and inherently misleading and may be excluded from its 2016 proxy materials pursuant to Rule 14a-8(i)(3).

VI. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(7) Because the Proposal Deals with Matters Relating to Pfizer's Ordinary Business Operations.

Under Rule 14a-8(i)(7), a shareholder proposal may be excluded from a company's proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." In Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Commission stated that the policy underlying the ordinary business exclusion rests on two central considerations. The first recognizes that certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

In the 1998 Release, the Commission identified certain examples of tasks that are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight, including "the management of the workforce, such as the hiring, promotion, and termination of employees." In addition, the Staff has permitted companies to exclude shareholder proposals under Rule 14a-8(i)(7) as relating to general employee matters. *See, e.g., Berkshire Hathaway Inc.* (Jan. 31, 2012) (permitting exclusion of a proposal requesting that employees or associates be dismissed and agreements terminated if they engage in violations specified in the proposal as relating to "terminating employees"); *Donaldson Company, Inc.* (Sept. 13, 2006) (permitting exclusion of a proposal requesting the company's board of directors to "direct and audit management to assure appropriate ethical standards related to employee relations are adhered to"); *Lockheed Martin Corp.* (Jan. 20, 2004) (permitting exclusion of a proposal requesting to abolish the practice of forced distribution of annual employee performance evaluations); *Wal-Mart Stores, Inc.* (April 2, 2002) (permitting exclusion of a proposal requesting increased pay and benefits to employees); *W.R. Grace & Co.* (Feb. 29, 1996) (permitting exclusion of proposal requesting that the company create a "high-performance" work place based on policies of workplace democracy and meaningful worker participation).

Moreover, the Staff has permitted companies to exclude shareholder proposals under Rule 14a-8(i)(7) that relate to the compensation of one or more employees who are not executive officers. *See, e.g., Apple Inc.* (Nov. 16, 2015) (permitting exclusion of a proposal recommending that the company reform its compensation committee to include outside experts from the general public to adopt certain new compensation principles because it related to "compensation that may be paid to employees generally" and was not "limited to compensation that may be paid to senior executive offices and directors"); *General Motors Corp.* (Mar. 24, 2006) (permitting exclusion of a proposal requesting that the company eliminate all management remuneration in excess of $500,000 per year and to refrain from making severance contracts because it related to general compensation matters); *Lucent Technologies Inc.* (Nov. 26, 2003) (permitting exclusion of proposal requesting a halt to increases in management compensation until retirement benefits were restored); *The Student Loan Corp.* (Mar. 18, 1999) (permitting exclusion of a proposal relating to compensating senior management and directors with Student Loan Corporation stock as relating to the company's general compensation matters); *United Technologies* (Feb. 19, 1993) (explaining that, as "a general rule, the staff views proposals directed at a company's employment policies and practices with respect to its non-executive workforce to be uniquely matters relating to the conduct of the company's ordinary business operations").

Here, the Proposal requests that "any taxable event for shareholders…be an event for the management and the Board of Directors." The only hint that the Proposal offers regarding the "event" that it seeks for management and the board of directors is a statement that "all shareholders should share in the tax cost, including management and the Board of Directors." Based on this language, it is likely that such event, whatever it may be, relates to Pfizer's management of its workforce or the compensation of one or more members of Pfizer's management who are not executive officers. Accordingly, consistent with the 1998 Release and the precedent described above, Pfizer believes that the Proposal may be excluded from its 2016 proxy materials pursuant to Rule 14a-8(i)(7).

VII. Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Pfizer excludes the Proposal from its 2016 proxy materials.

Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of Pfizer's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact me at (212) 733-3451 or Marc S. Gerber of Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7233.

Very truly yours,

Margaret M. Madden

Margaret M. Madden

Enclosures

cc: Dennis Breuel

EXHIBIT A

(see attached)

November 2, 2015

Pfizer Inc

235 East 42nd St

New York,NY 10017

RECEIVED
NOV -5 2015
PFIZER CORPORATE
GOVERNANCE DEPT

RE: Merger and Acquistions

Dear Sir:

I am a shareholders who owns 3000 Pfizer shares in a brokerage and individual account. I recently read that you were considering an inversion with an Irish company. If an inversion or merger does occur, I wish to submit the following shareholder proposal:

Be it resolved at the annual meeting that any taxable event for the shareholders shall be an event for the management and the Board of Directors.

Reason

In other companies, the Board of Directors had the company pay the taxes on an inversion. If the deal was good for the company, all shareholders should share in the tax cost, including management and the Board of Directors.

Please send correspondence to:

Dennis Breuel

*** FISMA & OMB Memorandum M-07-16 ***

Sincerely

Dennis Breuel

Shareholder

TRENTON NJ 085

02 NOV 2015 PM 6 L



Pfizer Inc
235 East 42nd St
New York, N.Y 10017

Cathleen Doucet

N.Y.H.Q'S MAILROOM
Verified By - pmh
Date: 11/5/15

235 - 19 - 2

(54)

10017570399

*** FISMA & OMB Memorandum M-07-16 ***

Suzanne Y. Rolon
Director – Corporate Governance
Legal Division

Pfizer Inc.
235 East 42nd Street, 19/6, New York, NY 10017
Tel +1 212 733 5356 Fax +1 212 573 1853
suzanne.y.rolon@pfizer.com

Via FedEx

November 11, 2015

Mr. Dennis Breuel

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal for 2016 Annual Meeting of Shareholders: Inversion Taxes

Dear Mr. Breuel:

This letter will acknowledge receipt on November 5, 2015 of your letter, dated November 2, 2015, to Pfizer Inc. submitting a proposal for consideration at our 2016 Annual Meeting of Shareholders (the "Annual Meeting").

If you have submitted your proposal other than for inclusion in our proxy statement pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act"), your proposal is not timely and does not otherwise comply with Article I, Section 13 of our bylaws.[1] To be timely we must receive written notice of your intention to introduce an item of business at the Annual Meeting between December 25, 2015, and January 24, 2016.

If, on the other hand, your proposal is being submitted for inclusion in our proxy statement pursuant to Rule 14a-8, you are required to have continuously held at least $2,000 in market value, or 1%, of the company's common stock that would be entitled to be voted on the proposal for at least one year, preceding and including November 2, 2015, the date your proposal was submitted to the company. While our records indicate that you are a registered holder of the required amount of common stock, you must continue to hold the required amount of common stock through the date of the Annual Meeting and provide us with a written statement of your intention to do so. However, we have not received a written statement from you to this effect.

---

1 A current version of our bylaws is available on our corporate website at http://www.pfizer.com/files/investors/corporate_governance/bylaws.pdf.

The rules of the SEC require that your response to this letter be postmarked or transmitted electronically no later than 14 days from the date you receive this letter. Please send any response to me at the address or facsimile number provided above. For your reference, please find enclosed a copy of Rule 14a-8.

Once we receive any response, we will be in a position to determine whether the proposal is eligible for inclusion in the proxy materials for our 2016 Annual Meeting of Shareholders. We reserve the right to seek relief from the SEC as appropriate.

We will reach out soon to arrange a convenient time to speak. If you have any questions, please feel free to contact me directly.

Sincerely,

Suzanne Y. Rolon

cc: Margaret M. Madden, Pfizer Inc.

Attachment

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more

than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

December 2, 2015

Pfizer Inc.

235 East 42nd St

New York, NY 10017

RE: Merger and Acquisitions-Revision to correspondence from Pfizer 11/2015

Dear Sir:

I am a shareholder who owns 3000 shares in a brokerage and individual account. I recently read that you signed a merger with an Irish company that is an inversion. If an inversion or merger does occur, I wish to submit the following shareholder proposal:

Be it resolved at the annual meeting that any taxable event for the shareholders shall be an event for the management and the Board of Directors.

Reason

In other companies, the Board of Directors had the company pay the taxes on an inversion. If the deal was good for the company, all shareholders should share in the tax cost, including management and the Board of Directors.

I have the required equity value and I will hold the shares till the annual meeting and later.

Please send correspondence to:

Dennis Breuel

*** FISMA & OMB Memorandum M-07-16 ***

Sincerely

Dennis Breuel

Shareholder

*** FISMA & OMB Memorandum M-07-16 ***

TRENTON NJ 085
09 DEC 2015 PM 3 L

Happy Holid


CELEBRATE!

Pfizer Inc
235 East 42nd St
New York, N.Y 10017

Margaret Madden

N.Y.H.Q'S MAILROOM
Verified By - AM
Date: 12/9/15

235 - 19 - 2 (5)

RECEIVED
DEC 10 2015
PFIZER CORPORATE
GOVERNANCE DEPT

Attn Corporate Secretary

10017570399